January 7, 2026

Guohua Ku
Chief Executive Officer
Smart Powerr Corp.
4/F, Tower C
Rong Cheng Yun Gu Building Keji 3rd Road, Yanta District
Xi An City, Shaan Xi Province, China 710075

       Re: Smart Powerr Corp.
           Registration Statement on Form S-1
           Filed December 30, 2025
           File No. 333-292500
Dear Guohua Ku:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Steven W. Schuster